EXHIBIT 99.1

PyroGenesis Announces Receipt of $4 Million Purchase Order for the First of Three 10-Ton Drosrite™ Systems from an Existing Client

MONTREAL, Feb. 02, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (GHGs), is pleased to announce today that, further to its press release dated June, 7th 2021, it has entered into an agreement with an existing client (the “Client”), to purchase the first of three 10,000 TPY (“10-Ton”) Drosrite™ systems (the “Contract”). The Contract is for US $3 Million (Approximately CA$4 Million). The Client’s name shall remain anonymous for competitive and confidential reasons.

The execution of this Contract follows the receipt of a Letter of Intent (LOI) from the existing Client on June 07, 2021, in which the Client expressed its intention to purchase three 10-ton systems to address an increase in their overall dross processing capacity. The Client is expanding (“Expansion”) its aluminum processing facilities (the “Facility”) and, as such, expects to process an additional 30,000 tons/yr of dross.

It is expected that the Facility will be operational in April 2022. PyroGenesis expects to deliver the first system of the Expansion within 6-8 months of receipt of the down payment. The purchase order also confirms purchasing the second system, at the same price as the first, upon the successful startup of the Client’s Facility, and having the Facility meet the specific internal project performance/quality requirements of the Expansion. The Expansion has different performance/quality requirements than the Facility. The price and timing of the third system has yet to be quantified. The Client has not shared with the Company their timeline to confirm the Expansion’s performance/requirements.

“This purchase order is further validation of the success we are having in introducing our environmental technologies within the aluminum industry,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “PyroGenesis’ Drosrite™ offering enables smelters to not only operate more economically, but also to concurrently reduce their GHGs emissions at the same time. With the receipt of the purchase order, we now have thirteen commercial Drosrite™ systems either in full operation, delivered, or in the process of being delivered. Once all systems are fully operational, we expect to generate recurring revenue, from ongoing maintenance and spare parts contracts.”

PyroGenesis’ Drosrite™ system is a salt-free, cost-effective, sustainable process for maximizing metal recovery from dross, a waste generated in the metallurgical industry. It offers the aluminum industry an economically and environmentally sound solution to processing their dross (a waste stream containing valuable metal), eliminating landfill, while at the same time contributing to reducing GHG emissions. PyroGenesis’ process avoids costly loss of metal while reducing a smelter’s carbon footprint and energy consumption, providing an impressive return on investment.

About PyroGenesis Canada Inc.
PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/